Filed Pursuant to Rule 433

Dated March 25, 2013

Registration Statement No. 333-184221

Relating to

Preliminary Prospectus Supplement Dated March 25, 2013 to

Prospectus dated October 1, 2012

DDR Corp.

Depositary Shares

Each Representing 1/20th of a Share of 6.250% Class K Cumulative

Redeemable Preferred Shares

(Liquidation Preference $25.00 per Depositary Share)

Issuer:	DDR Corp.

Title of Shares:	Depositary shares each representing 1/20th of a share of 6.250% Class K Cumulative Redeemable Preferred Shares (which are referred to as the “New Class K Preferred Shares”)

Number of Shares:	6,000,000 depositary shares (or 6,900,000 depositary shares if the underwriters’ over-allotment option is exercised in full)

Public Offering Price:	$25.00 per depositary share, plus accrued dividends, if any, from April 9, 2013

Underwriting Discount:	$0.7875 per depositary share

Net Proceeds (before expenses):	$145.3 million (or $167.1 million if the underwriters’ over-allotment option is exercised in full). The Issuer expects to use the net proceeds of this offering to pay the redemption price of a portion of its 7 3/8% Class H Cumulative Redeemable Preferred Shares.

Maturity:	Perpetual (unless redeemed by the Issuer as set forth under “Optional Redemption” or “Special Optional Redemption” below, or converted by a holder as set forth under “Conversion Rights” below and otherwise as described in the preliminary prospectus supplement)

Trade Date:	March 25, 2013

Settlement Date:	T+10; April 9, 2013

Dividend Rate:	6.250% of the $25.00 liquidation preference per year per depositary share (equivalent to $1.56250 per year per depositary share, or $0.39063 per quarterly period per depositary share)

Dividend Payment Dates:	On the fifteenth day of each January, April, July and October, commencing on July 15, 2013 or, if not a business day, the next succeeding business day (record dates: on the first day of each January, April, July and October).

Optional Redemption:	Except in certain circumstances relating to the preservation of the Issuer’s status as a real estate investment trust, and except as described below under “Special Optional Redemption,” the New Class K Preferred Shares and the depositary shares will not be redeemable prior to April 9, 2018. On and after April 9, 2018, the New Class K Preferred Shares will be redeemable for cash at the Issuer’s option (and the Preferred Shares Depositary (as defined in the preliminary prospectus supplement) will redeem the number of depositary shares representing interests in the New Class K Preferred Shares redeemed), in whole or in part, at a redemption price of $500.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Issuer may, at its option, redeem the New Class K Preferred Shares (and the depositary shares), in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $500.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined in the preliminary prospectus supplement), the Issuer has provided or provides notice of exercise of any of its redemption rights relating to the New Class K Preferred Shares (and the depositary shares) (whether pursuant to its optional redemption right or its special optional redemption right), the holders of depositary shares representing interests in the New Class K Preferred Shares will not be permitted to exercise the conversion right described below under “Conversion Rights” in respect of their shares called for redemption.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of depositary shares representing interests in the New Class K Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the New Class K Preferred Shares (and the depositary shares)) to direct the Preferred Shares Depositary, on such holder’s behalf, to convert some or all of the New Class K Preferred Shares underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares (or equivalent value of alternative conversion consideration) per New Class K Preferred Share to be converted equal to the lesser of:

•

the quotient obtained by dividing (1) the sum of $500.00 per share (equivalent to $25.00 per depositary share) plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a New Class K Preferred Shares dividend payment and prior to the corresponding New Class K Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (2) the Common Share Price (as defined in the preliminary prospectus supplement); and

•	57.1102 (equivalent to 2.8555 per depositary share), which is referred to as the Share Cap, subject to certain adjustments;

and subject, in each case, to (i) the aggregate number of common shares (or alternative conversion consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right in respect of the New Class K Preferred Shares underlying the depositary shares not exceeding 17,133,000 common shares (or alternative conversion consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option is exercised, not to exceed 19,702,950 common shares in the aggregate (or alternative conversion consideration, as applicable), which is referred to as the Exchange Cap, subject to certain adjustments, and (ii) provisions for the receipt of alternative conversion consideration as described in the preliminary prospectus supplement.

Expected Listing/Trading Symbol:	NYSE / “DDR PR K”

Expected Ratings (Moody’s/S&P/Fitch):	Ba1 (positive) / B+ (stable) / BB- (positive)

CUSIP/ISIN:	23317H 805 / US23317H8051

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Joint Lead Managers:	Jefferies LLC
BNY Mellon Capital Markets, LLC

Co-Managers:	Robert W. Baird & Co. Incorporated
Deutsche Bank Securities Inc.

Other Underwriters:	HRC Investment Services, Inc.
Janney Montgomery Scott LLC
KeyBanc Capital Markets Inc.
Oppenheimer & Co. Inc.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800)-831-9146, J.P. Morgan Securities LLC collect at (212)-834-4533, RBC Capital Markets, LLC toll-free at (866)-375-6829, UBS Securities LLC toll-free at (877) 827-6444 extension 561-3884 or Wells Fargo Securities, LLC toll-free at (800)-326-5897.

4